Exhibit 99.1

Lorus Therapeutics Reports Results for the Fourth Quarter and Full Year Ended May 31, 2014

TORONTO, July 15, 2014 /CNW/ - Lorus Therapeutics Inc. (TSX: LOR) today reported financial results for the year and three months ended May 31, 2014 and provided an overview of fiscal 2014 highlights and recent accomplishments. Unless specified otherwise, all amounts are in Canadian dollars.

Net loss and comprehensive loss for the year ended May 31, 2014 increased to $10.6 million ($0.17 per share) compared to $5.6 million ($0.13 per share) for the year ended May 31, 2013. The increase in net loss and comprehensive loss for the year ended May 31, 2014 compared with the prior year is due primarily to increased general and administrative costs of $5.1 million resulting from the hiring of three new executives, increased stock based compensation expense, severance costs of $1.1 million paid to the former President and COO, as well as increased legal, patent, travel, Board and consulting costs associated with a significant increase in corporate and financing activity.  At May 31, 2014 Lorus had cash and cash equivalents and short-term investments of $30.4 million compared to $653 thousand at May 31, 2013.

"Fiscal 2014 was a transformational year for the company and a period of significant achievements ranging from product development to the establishment of our new executive team and secured financings," said William Rice, Ph.D., Chairman, President and Chief Executive Officer. "Data supporting the promise of LOR-253 in the treatment of acute myeloid leukemia and other hematologic cancers were presented for the first time at American Association for Cancer Research Annual Meeting 2014, generating interest from current and new financial analysts and investors focused in oncology innovation. With a new management team in place, we considerably strengthened our resources through successful strategic public financings.  We expect this year to be one of continued execution as we advance the clinic development of our lead agent LOR-253."

CORPORATE HIGHLIGHTS

•	At the American Association for Cancer Research (AACR) Annual Meeting 2014, Lorus researchers demonstrated the ability of LOR-253 to induce cell death, or apoptosis, in blood cancer cell lines, including acute myeloid leukemia (AML) cells, in vitro and concluded that the studies support further evaluation of LOR-253 as a potential therapy for AML and other hematologic cancers.
•	LOR-253 showed strong anti-cancer synergistic activity in combination with conventional chemotherapeutics (e.g., daunorubicin, azacitidine, decitabine and cytarabine). With the potential to reactivate the silenced KLF4 gene and induce apoptosis in AML, LOR-253 may offer an important new approach for the treatment of AML and hematologic malignancies.
•	Lorus successfully received more than $45 million in funding over the past year.
•	In June 2014, Lorus announced that 18.5 million common share purchase warrants and 1.2 million broker warrants originally issued in connection with a financing completed in June 2012 have been exercised, raising approximately $8.7 million in net proceeds since mid-April.
•	In April 2014, the Company raised total gross proceeds of $28.3 million from a public offering of 50,000,000 shares including an over-allotment of 6,500,000 common shares at a price of $0.50.
•	In December 2013, Lorus completed a public offering of 12,730,000 common shares at a price of $0.55 per common share for aggregate gross proceeds of $7.0 million. In January 2014, the underwriters of the offering exercised in full their over-allotment to purchase an additional 1,909,500 shares at a price of $0.55 per common share for additional gross proceeds of $1.05 million.
•	Lorus announced new leadership, adding accomplished biotechnology executives with extensive clinical development, financial and business development experience:
•	In October 2013, the Company announced the appointment of William G. Rice, Ph.D., as Chief Executive Officer and Chairman of the Board and Daniel D. Von Hoff, M.D., as a special advisor, fulfilling the role of Senior Vice President of Medical Affairs.
•	In October 2013, Brian Druker, M.D., was appointed as the Chair of Lorus' Scientific Advisory Board.
•	In December 2013, Avanish Vellanki joined as Chief Business Officer overseeing global business development, licensing and corporate strategy, and Gregory K. Chow joined as Chief Financial Officer with responsibility for corporate finance and accounting functions.

CORPORATE OUTLOOK

•	The Company plans to initiate this summer a Phase 1b clinical trial to evaluate LOR-253 in the treatment of a patient population with suppressed KLF4 in AML, Myelodysplastic Syndromes and potentially other hematologic malignancies.

FOURTH QUARTER RESULTS

Our net loss and comprehensive loss for the three months ended May 31, 2014 increased to $4.2 million compared with $1.3 million in the three months ended May 31, 2013.  The increase in net loss is primarily attributable to increased general and administrative costs of $2.7 million in the three months ended May 31, 2014 compared with the prior year.

General and administrative expenses increased to $3.2 million in the three months ended May 31, 2014 compared with $462 thousand in the three months ended May 31, 2013.  The increase is due to:

•	Severance payments to the former President and CEO of $1.1 million of which $762 thousand were allocated to general and administrative expenses;
•	Increased stock based compensation expense of $323 thousand related to stock options granted in the fourth quarter;
•	Increased salary, benefit and travel costs associated with three new members of management; and
•	Increased legal, patent, Board and consulting costs associated with increased levels of corporate, product development and financing activities.

Cash used in operating activities in the three months ended May 31, 2014 increased to $3.9 million compared with $904 thousand in the three months ended May 31, 2013 which is primarily due to the increased loss in the current three month period.

Lorus Therapeutics Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)
	Three	Three
(amounts in 000's except for per common share data)	months ended	months ended
(Canadian dollars)	May 31, 2014	May 31, 2013
REVENUE	$ -	$ -

EXPENSES
Research and development	1,012	860
General and administrative	3,195	462
Operating expenses	4,207	1,322
Finance expense	75	−
Finance income	(61)	(4)
Net financing expense (income)	14	-
Net loss and total comprehensive loss for the period	4,221	1,318
Basic and diluted loss per common share	$ 0.04	$ 0.03
Weighted average number of common shares
outstanding used in the calculation of
Basic and Diluted loss per common share	103,113	42,251

FULL YEAR RESULTS

Cash, cash equivalents and short term investments totaled $30.4 million as of May 31, 2014, compared to $653 thousand as of May 31, 2013.

Research and Development (R&D) Expenses

Research and development expenses totaled $3.0 million in the year ended May 31, 2014 compared to $3.3 million during the prior year.  Research and development expenses consist of the following:

	2014	2013
Program costs (see below)	$2,287	3,126
Severance cost for former President & COO Deferred share unit costs Stock based compensation	326 90 296	− (40) 198
Depreciation of equipment	16	33
	$3,015	3,317

Program costs by program:

	2014	2013
Small molecule program	$2,199	2,701
Immunotherapy	88	425
	$2,287	3,126

Research and development expenditures have decreased by $302 thousand in the current year to $3.0 million compared with $3.3 million in the year ended May 31, 2013.  The reduced spending is primarily the result of lower program costs.

Spending on the LOR-253 program was reduced in the current year as a Phase I trial in patients with advanced solid tumors has been completed and further clinical development and expenditures were paused while the appropriate strategic and clinical direction for the drug candidate was determined and additional financing was secured.  In addition, further spending on the IL-17E program was also paused during that period.  We expect a significant increase in spending on the LOR-253 program in fiscal 2015 as we anticipate commencing clinical trials.

The severance expenses for our former President and Chief Operating Officer were paid in full in April 2014.  The total severance amount of $1.1 million was allocated between general and administrative ($762 thousand) and research and development ($326 thousand).  There are no ongoing obligations related to the severance payment.  The allocation was based upon the time spent by the former President and COO on research and development vs. general and administrative activities.

Deferred share unit costs increased in the year ended May 31, 2014 due to an increase in the share price of Lorus and the associated fair value of the units.  A recovery of deferred share unit costs was recorded in the year ended May 31, 2013, which resulted from a reduction in our share price during the year.  In April 2014, 780,000 common shares of Lorus were issued in payment of the outstanding DSU liability with a fair value of $444 thousand.  There are no outstanding DSU's as of May 31, 2014.

Stock-based compensation costs were higher in the year ended May 31, 2014 compared with the prior year due to grants issued to new consultants and Scientific Advisory Board members.

General and Administrative (G&A) Expenses

General and administrative expenses totaled $7.4 million for the year ended May 31, 2014 compared to $2.3 million in the prior year.  General and administrative expenses consisted of the following:

	2014	2013
General and administrative excluding salaries	$2,658	1,368
Salaries	2,217	675
Severance cost for former President and COO	762	−
Deferred share unit costs Stock based compensation	183 1,530	(92) 316
Depreciation of equipment	5	5
	$7,355	2,272

General and administrative expenses excluding salaries increased in the current year due to increased travel, consulting and corporate legal costs associated with the change in strategic direction, additional members of management and key advisors and generally increased corporate and financing activities.  In addition there were increased costs for both director fees primarily due to the strategic review and patent expenditure for new patents filed and a review of our existing patent portfolio.

Salary charges in the year ended May 31, 2014 increased over the prior year period due to the appointments of additional members of management and bonuses granted on the date of employment as well as upon the closing of the December 2013 and April 2014 equity offerings as described above.

The severance cost for our former President and COO was paid in full in April 2014 and the details are described under 'Research and Development' above.

Deferred share unit costs increased as described under 'Research and Development (R&D) Expenses' above.

Stock-based compensation expense was significantly higher in the year ended May 31, 2014 compared with the prior year due to option grants to new members of management and advisory boards, some of  which vested immediately resulting in the entire fair value of the options being recognized in the current year compared with fewer option grants in the prior year periods which vested over a longer period of time.  In addition stock options were granted in April 2014 to directors, officers and employees following the close of the equity financing described above.

Net loss and comprehensive loss for the year ended May 31, 2014 was $10.6 million ($0.17 per share) compared to $5.6 million ($0.13 per share) in the year ended May 31, 2013, primarily due to higher general and administrative expenses, as previously noted.

For further details and to view the Company's Audited Consolidated Financial Statements and Management's Discussion and Analysis, please see the Company's filings on www.sedar.com and on www.lorusthera.com.

Lorus Therapeutics Inc.

Consolidated Statements of Loss and Comprehensive Loss Years ended May 31,
(amounts in Canadian 000's except for per common share data)	2014	2013
REVENUE	$ —	$ —

EXPENSES
Research and development	3,015	3,317
General and administrative	7,355	2,272
Operating expenses	10,370	5,589
Finance expense	259	6
Finance income	(76)	(30)
Net finance expense (income)	183	(24)
Net loss and total comprehensive loss for the year	10,553	5,565
Basic and diluted loss per common share	$ 0.17	$0.13
Weighted average number of common shares
outstanding used in the calculation of:
Basic and diluted loss per share	62,592	42,251

CONFERENCE CALL AND WEBCAST

Lorus will host a conference call to discuss results for the fourth quarter ended May 31, 2014 and  year end 2014 financial results on Tuesday, July 15, 2014 at 5:00 p.m. ET.  Participants can access the conference call by dialing 1-888-231-8191 (North American toll free number) or 647-427-7450 (local).  The conference call will be available via a live webcast at http://www.newswire.ca/en/webcast/detail/1384185/1535487, and will also available through a link on the Investor Relations section of Lorus' website at http://lorusthera.com/news-events/events.php.  Please log onto the webcast at least 10 minutes prior to the start of the call to ensure time for any software downloads that may be required.  An archived version of the webcast will be available on the company's website for 30 days.   An audio replay of the webcast will be available approximately two hours after the conclusion of the call for 30 days by dialing 1-855-859-2056, using the passcode 72210243.

About Lorus

Lorus is a clinical-stage biotechnology company with a commitment to discovering and developing targeted therapies addressing unmet medical needs in oncology.  We aim to develop therapeutics focused on novel cellular targets on the leading edge of cancer research coupled to companion diagnostics to identify the optimal patient population for our products.  Our pipeline of cancer drug candidates includes small molecule products and immunotherapies providing additive or synergistic efficacy without leading to overlapping toxicities with existing anti-cancer regimens, facilitating the adoption of combination therapies. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws including regarding a potential listing on the NASDAQ Stock Exchange, the Share Consolidation and the Name Change. Such statements include, but are not limited to, statements relating to: our ability to obtain financing or partnerships, our ability to fund or reach developmental milestones, our plans, objectives, expectations and intentions and other statements including words such as "continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

SOURCE Lorus Therapeutics Inc.

%CIK: 0000882361

For further information:

Lorus Therapeutics
Greg Chow, CFO
416-798-1200
gchow@lorusthera.com

BCC Partners
Karen L. Bergman or Susan Pietropaolo
650-575-1509 or 845-638-6290
kbergman@bccpartners.com or spietropaolo@bccpartners.com

CO: Lorus Therapeutics Inc.

CNW 16:46e 15-JUL-14